UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As disclosed in the Form 6-K filed on October 1, 2019, Urban Tea, Inc. (“MYT” or the “Company”) entered into a Share Purchase Agreement (“SPA”) on September 28, 2019, with Ming Yun Tang (Shanghai) Tea Co., Ltd., a wholly owned subsidiary of the Company organized under the laws of PRC (“WFOE”), Hunan 39 PU Tea Co., Ltd., (“39 Pu”) and certain shareholders of 39 Pu, who collectively hold 51% equity interest of 39 Pu (the “39 Pu Shareholders”).

Pursuant to such SPA, 39 Pu and 39 Pu Shareholders have entered into a set of variable interest entity agreements (the “VIE Agreements”) with WFOE on October 2, 2019. The Company has made the initial payment of $2.4 million on October 28, 2019 and issued to certain recipients (the “Recipients”) an aggregate of 10,000,000 ordinary shares of the Company, no par value (“Ordinary Shares”) on October 17, 2019. The remaining portion of the cash consideration of $0.6 million and share consideration of 4,000,000 Ordinary Shares will be delivered according to the earn-out payment based on the financial performance of 39 Pu in its next fiscal year.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to an exclusive business cooperation agreement by and between WFOE and 39 Pu, WFOE agrees to provide 39 Pu with complete technical support, business support and related consulting services during the term of the agreement and 39 Pu agrees not to engage any other party for the same or similar consultation services without WFOE’s prior consent. 39 Pu agrees to pay WFOE service fees substantially equal to all of its net income, subject to any requirement by PRC law and its articles of association. The term of the exclusive business cooperation agreement is 10 years. WFOE may terminate the agreement at any time with a 30-day advance written notice to 39 Pu.

Share Pledge Agreement

WFOE, 39 Pu and the 39 Pu Shareholders entered into a share pledge agreement, pursuant to which 39 Pu Shareholders pledged all of their equity interest in 39 Pu to WFOE in order to guarantee the performance of 39 Pu’s obligations under the exclusive business cooperation agreement between WFOE and 39 Pu. During the term of the pledge, WFOE is entitled to any and all dividends declared on the pledged equity interest of 39 Pu. The share pledge agreement terminates upon full payment of consulting and service fees and termination of 39 Pu’s contractual obligations under the exclusive business cooperation agreement between WFOE and 39 Pu.

Exclusive Option Agreement

Pursuant to an exclusive option agreement by and among WFOE, 39 Pu and 39 Pu Shareholders, the 39 Pu Shareholders have irrevocably granted WFOE an exclusive option to purchase at any time, in part or in whole, their equity interests in 39 Pu for a purchase price equal to the capital paid by 39 Pu Shareholders, pro-rated for purchases of less than all their equity interests. The exclusive option agreement has a term of ten years and can be renewed by WFOE at its discretion.

Powers of Attorney

Each of the 39 Pu Shareholders has entered into a power of attorney pursuant to which each of the 39 Pu Shareholders has irrevocably authorized WFOE to act on his or her behalf as the exclusive agent and attorney with respect to all rights of such individual as a shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under PRC law and the Articles of Association of 39 Pu, including but not limited to the sale, transfer, pledge or disposition of the equity interests of 39 Pu owned by such shareholder; and (c) designating and appointing on behalf of the shareholders the legal representative, executive director, supervisor, chief executive officer and other senior management members of 39 Pu. The power of attorney shall be irrevocable and continuously valid from the date of execution of the power of attorney, so long as the respective shareholder remains to be a shareholder of 39 Pu.

Timely Reporting Agreement

We and 39 Pu have entered into a timely reporting agreement pursuant to which 39 Pu agrees to make its officers and directors available to us and promptly provide all information required by us so that we can make necessary SEC and other regulatory reports in a timely fashion.

The foregoing description of the VIE Agreements do not purport to be complete and is qualified in their entirety by reference to the complete text of the VIE Agreements, which are filed hereto as Exhibits 99.1 to 99.7.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Exclusive Business Operation Agreement, dated October 2, 2019, by and between WFOE and 39 Pu
99.2	Share Pledge Agreement, dated October 2, 2019, by and among WFOE, 39 Pu and 39 Pu Shareholders
99.3	Exclusive Option Agreement, dated October 2, 2019, by and among WFOE, 39 Pu and 39 Pu Shareholders
99.4	Power of Attorney, dated October 2, 2019, by and between Dean Hu and WFOE
99.5	Power of Attorney, dated October 2, 2019, by and between Ju Ren Investment Limited Partnership and WFOE
99.6	Power of Attorney, dated October 2, 2019, by and between Hunan Ding Chen Tai Investment Co., Ltd.
99.7	Timely Reporting Agreement, dated October 2, 2019, by and between WFOE and 39 Pu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: November 6, 2019	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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